

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Peter Scalise
Chief Executive Officer
The3rdBevco Inc.
2805 Veterans Highway, Suite 15
Ronkonkoma, New York 11779

> **Re: The3rdBevco Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed on January 13, 2023**
> **File No. 024-12066**

Dear Peter Scalise:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 1-A filed January 13, 2023

Executive Officer, page 31

1. Please update your executive compensation for the fiscal year ended December 31, 2022. Refer to Item 11(b) of Form 1-A.

General

2. Please file an updated auditor consent dated within 30 days of the filing as an exhibit.

3. We note your reference to October 31, 2022 on pages 30. Please update as of a more recent date.

       You may contact Bradley Ecker at (202) 551-4985 or Asia Timmons-Pierce at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing